[SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP LETTERHEAD]

October 17, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

    RE:
    Affordable Residential Communities—Preliminary Proxy
    Statement and Registration Statement on Form S-3

Ladies and Gentlemen:

        On behalf of Affordable Residential Communities Inc., a Maryland corporation (the "Company"), submitted herewith for filing with the Securities and Exchange Commission (the "Commission") pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, is a preliminary copy of the Company's proxy statement on Schedule 14A and form of proxy (the "Proxy Statement"). Also submitted herewith for filing with the Commission pursuant to the Securities Act of 1933, as amended, is a Registration Statement on Form S-3 of the Company (the "Registration Statement").

        On October 6, 2006, the Company entered into an agreement to acquire all of the outstanding capital stock of NLASCO, Inc. ("NLASCO") for consideration consisting of $105.75 million in cash (the "Cash Consideration") and approximately 1.2 million shares of the Company's common stock, which will be issued to one of NLASCO's shareholders in a private placement at the closing of the transaction. The Cash Consideration will be partially raised through a rights offering to all of the Company's stockholders as of the record date for the rights offering. Gerald J. Ford, one of the Company's directors and beneficial owner of approximately 17.6% of the Company's outstanding common stock, and ARC Diamond, LP, an affiliate of Mr. Ford ("ARC Diamond"), have agreed not to exercise their subscription rights in the rights offering and have agreed to purchase the shares of the Company's common stock that they would otherwise have been entitled to receive in the rights offering through a private placement. Hunter's Glen/Ford, Ltd., an affiliate of Mr. Ford ("Hunter's Glen/Ford"), has agreed to purchase any shares not subscribed for in the rights offering at the same subscription price per share. An additional portion of the Cash Consideration will be raised via a private placement of the Company's common stock to Flexpoint Fund, L.P., an entity in which Mr. Ford has a substantial investment.

        The Proxy Statement seeks approval of the Company's stockholders for (i) the issuance and sale of the Company's common stock to Mr. Ford, ARC Diamond and Hunter's Glen/Ford, (ii) the issuance and sale of the Company's common stock to Flexpoint Fund, L.P., (iii) an amendment to the Company's charter to restrict certain acquisitions of the Company's securities in order to preserve the benefits of the Company's net operating losses for tax purposes and to delete certain provisions which are no longer applicable to the Company as a result of the Company's revocation of its status as a real estate investment trust and (iv) any motion to adjourn or postpone the special meeting to a later date to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the foregoing proposals.

        The Registration Statement relates to the registration of the shares of the Company's common stock to be issued upon exercise of the rights issued in the rights offering, but will not cover any shares issued to Mr. Ford, ARC Diamond or Hunter's Glen/Ford.

        The Company plans on holding the special meeting of stockholders and completing the rights offering within the first two weeks of January 2007 and, accordingly, it is contemplated that definitive proxy materials and a prospectus will be mailed to stockholders by early December. We would appreciate receiving any comments the Staff may have concerning the Proxy Statement or the Registration Statement as soon as practicable, and we would appreciate any assistance the Staff can provide in meeting our time schedule. Since the Company anticipates conducting the rights offering and the proxy solicitation simultaneously, and especially considering that numerous sections of the Proxy

Statement and the Registration Statement contain overlapping or identical disclosure, we would appreciate if the Staff conducted a simultaneous and coordinated review of the two documents.

        If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (202) 371-7352 (phone) or (202) 661-0552 (fax).

Very truly yours,
/s/ Daniel I. Fisher Daniel I. Fisher
cc:
Scott L. Gesell
Affordable Residential Communities Inc.